

October 1, 2010

Angela F. Braly
President and CEO
Wellpoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

     Re: **Wellpoint, Inc.**
             Form 10-K for the year ended December 31, 2009
             Form 10-Q for the quarter ended June 30, 2010
             File No. 1-16751

Dear Ms. Braly:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Gus Rodriguez
                         Accounting Branch Chief